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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /x/Form 10-Q / /Form N-SAR

                 For Period Ended: March 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Recycling Industries, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

9780 S. Meridian Boulevard, Suite 180
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Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

    On February 26, 1999, the Company filed for protection under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Proceeding"). In accordance with Staff Legal Bulletin No. 2, the Company has filed a No-Action request with the Commission seeking modification of the Company's reporting obligations under the Securities Exchange Act of 1934, as amended, during the pendency of the Chapter 11

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    Proceeding. If the request is granted, the Company would not be required to file the Form 10-Q.

    The Company is currently discussing the status of the No-Action request with the Commission and anticipates an answer within the extended filing date for the Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    Brian L. Klemsz, Chief Financial Officer                     (303) 790-7372
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                    (Name)                        (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Recycling Industries, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   May 18, 1999                          By  /s/ Brian L. Klemsz
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                                                   Brian L. Klemsz, Chief
                                                     Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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PART IV (CONTINUED)

    The Company filed for protection under Chapter 11 of the United States Bankruptcy Code on February 26, 1999. As a result, its financial condition has deteriorated compared to the quarter ended March 31, 1999. A comparison of the operating results for the two quarters is as follows:

                                       March 31, 1998        March 31, 1999
                                       --------------        --------------
    Revenues                            $101,117,000          $ 65,381,000
    Operating Income (Loss)             $  8,471,000          $(56,196,000)
    Net Income (Loss)                   $ (1,620,000)         $(89,406,000)



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